SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Balance Sheets

As of March 31, 2014, December 31, 2013 and January 1st, 2013

(Expressed in thousands of Brazilian Reais)

Assets	Note	03/31/2014	12/31/2013	01/01/2013
				Restated

Cash and cash equivalents		7,296,176	11,538,241	9,259,265
Investment securities	5	410,173	288,604	476,607
Trade and other receivables		5,005,384	5,490,233	4,264,188
Inventories	6	3,062,296	2,835,643	2,505,463
Taxes receivable		578,277	656,361	116,498
Assets held for sale		-	-	4,086
Current assets		16,352,306	20,809,082	16,626,107

Investment securities	5	72,856	63,796	249,380
Trade and other receivables		2,178,906	2,260,209	1,855,013
Deferred tax assets	7	1,478,593	1,647,765	1,428,662
Taxes receivable		10,910	11,123	12,316
Employee benefits		15,346	23,456	25,480
Investments in associates		52,264	26,451	24,011
Property, plant and equipment	8	13,592,357	14,005,561	12,413,679
Intangible assets		3,188,738	3,213,994	2,936,404
Goodwill	9	26,354,768	27,023,743	26,647,524
Non-current assets		46,944,738	48,276,098	45,592,469

Total assets		63,297,044	69,085,180	62,218,576

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Balance Sheets (continued)

As of March 31, 2014, December 31, 2013 and January 1st, 2013

(Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	03/31/2014	12/31/2013	01/01/2013
				Restated

Trade and other payables		13,881,953	15,270,018	13,693,126
Interest-bearing loans and borrowings	10	922,265	1,040,603	837,772
Bank overdrafts		489	-	123
Income tax and social contribution payable		1,221,362	897,076	980,398
Provisions	11	144,322	144,958	137,452
Current liabilities		16,170,391	17,352,655	15,648,871

Interest-bearing loans and borrowings		1,832,055	1,865,242	2,316,242
Employee benefits		1,341,228	1,558,261	1,780,908
Deferred tax liabilities	7	1,712,877	2,095,686	1,367,601
Trade and other payables		1,701,100	1,556,948	3,063,989
Provisions		433,826	431,693	518,076
Non-current liabilities		7,021,086	7,507,830	9,046,816

Total liabilities		23,191,477	24,860,485	24,695,687

Equity	12
Issued capital		57,026,677	57,000,790	249,061
Reserves		57,239,518	61,220,284	51,649
Carrying value adjustments		(76,769,656)	(75,228,617)	25,097,150
Retained earnings		1,425,929	-	-
Equity attributable to equity holders of Ambev		38,922,468	42,992,457	25,397,860

Non-controlling interests		1,183,099	1,232,238	12,125,029

Total Equity		40,105,567	44,224,695	37,522,889

Total equity and liabilities		63,297,044	69,085,180	62,218,576

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Income Statements

For the three-month period ended March 31, 2014 and 2013

(Expressed in thousands of Brazilian Reais)

	Note	03/31/2014	03/31/2013

Net sales	14	9,045,072	7,832,000
Cost of sales		(3,008,314)	(2,697,779)
Gross profit		6,036,758	5,134,221

Sales and marketing expenses		(2,315,433)	(1,993,527)
Administrative expenses		(443,428)	(353,084)
Other operating income/(expenses)	15	238,278	324,117
Income from operations before special items		3,516,175	3,111,727

Special items		(6,567)	(976)
Income from operations		3,509,608	3,110,751

Finance cost	16	(576,388)	(400,527)
Finance income	16	207,567	162,769
Net finance cost		(368,821)	(237,758)

Share of results of associates		7,870	1,688
Income before income tax		3,148,657	2,874,681

Income tax expense	17	(551,856)	(501,446)
Net income		2,596,801	2,373,235

Attributable to:
Equity holders of Ambev		2,546,639	1,442,299
Non-controlling interests		50,162	930,936

Basic earnings per share – common (ii)		0.16	0.15
Diluted earnings per share– common (ii)		0.16	0.15

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the three-month period ended March 31, 2014 and 2013

 (Expressed in thousands of Brazilian Reais)

	03/31/2014	03/31/2013

Net income	2,596,801	2,373,235

Items that will not be reclassified to profit or loss:
Remeasurement of postemployment benefits	(22,153)	-

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)	(1,052,155)	142,404
Cash flow hedges – gains/(losses)
Recognized in Equity (Cash flow hedge)	60,951	-
Removed from Equity and included in profit or loss	(155,798)	-
Deferred income tax variance in Equity	18,722	-
Total cash flow hedges	(76,125)	-
Other comprehensive income	(1,150,433)	142,404
Total comprehensive income	1,446,368	2,515,639
Attributable to
Equity holders of Ambev	1,470,917	1,584,703
Non-controlling interest	(24,549)	930,936

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity

For the three-month period ended March 31, 2014 and 2013

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserve	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2014	57,000,790	55,362,431	5,857,853	-	(75,382,296)	42,838,778	1,158,620	43,997,398
Effects of changes in accounting standards (Note 1) (i)	-	-	-	-	153,679	153,679	73,618	227,297
At January 1, 2014 - Adjustment	57,000,790	55,362,431	5,857,853	-	(75,228,617)	42,992,457	1,232,238	44,224,695

Net income	-	-	-	2,546,639	-	2,546,639	50,162	2,596,801

Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses)	-	-	-	-	(976,962)	(976,962)	(75,193)	(1,052,155)
Cash flow hedges - gains / (losses)	-	-	-	-	(76,304)	(76,304)	179	(76,125)
Actuarial gain / (losses)	-	-	-	-	(22,456)	(22,456)	303	(22,153)
Total Comprehensive income	-	-	-	2,546,639	(1,075,722)	1,470,917	(24,549)	1,446,368
Adjustment for change in practice controlled joint ventures (ii)	-	-	-	(24,094)	89,367	65,273	-	65,273
Capital increase	25,887	-	-	-	-	25,887	-	25,887
Effects of adoption predecessor basis of accounting to acquire Cuba	-	-	-	-	(554,684)	(554,684)	2,859	(551,825)
Dividends distributed	-	-	(1,591,164)	-	-	(1,591,164)	(27,449)	(1,618,613)
Share-based payment	-	-	(2,412,165)	(1,096,616)	-	(3,508,781)	-	(3,508,781)
Acquiree shares and result on treasury shares	-	2,695	-	-	-	2,695	-	2,695
Share-based payment	-	19,868	-	-	-	19,868	-	19,868
At March 31, 2014	57,026,677	55,384,994	1,854,524	1,425,929	(76,769,656)	38,922,468	1,183,099	40,105,567

 (i) The Company has applied the predecessor basis of accounting to acquire the control of Cerbuco Brewing Inc., the holding company that owns controlling interest in Bucanero S.A. (“Bucanero”), consistent with the accounting practices adopted in Ambev’s corporate restructuring in 2013.

(ii) The Company reviewed the consolidation accounting treatment related to its distributors in Canada. In line with IFRS 11 (R) we have applied the equity method. For these distributors, the type of legal entity limits the investor responsibility to the amount invested, thereby the investment was limited to zero and the impact of the negative equity reversal, on December 31, 2013, was booked in equity.

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Changes in Equity (continued):

For the three-month period ended March 31, 2014 and 2013

(Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserve	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity

At January 1, 2013	249,061	-	51,649	-	24,905,890	25,206,600	12,062,398	37,268,998
Effects of changes in accounting standards (Note 1) (i)	-	-	-	-	191,260	191,260	62,631	253,891
At January 1, 2013 - Adjustment	249,061	-	51,649	-	25,097,150	25,397,860	12,125,029	37,522,889

Net income	-	-	-	9,768	1,432,531	1,442,299	930,936	2,373,235

Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses)	-	-	-	-	142,404	142,404	-	142,404
Total Comprehensive income	-	-	-	9,768	1,574,935	1,584,703	930,936	2,515,639
Dividends	-	-	(13,063)	-	-	(13,063)	-	(13,063)
Others capital movements of subsidiary	-	-	-	-	(1,451,116)	(1,451,116)	(993,825)	(2,444,941)
At March 31, 2013	249,061	-	38,586	9,768	25,220,969	25,518,384	12,062,140	37,580,524

(i) The Company has applied the predecessor basis of accounting to acquire the control of Cerbuco Brewing Inc., the holding company that owns controlling interest in Bucanero S.A. (“Bucanero”), consistent with the accounting practices adopted in Ambev’s corporate restructuring in 2013.

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

For the three-month period ended March 31, 2014 and 2013

(Expressed in thousands of Brazilian Reais)

	Note	03/31/2014	03/31/2013

Net income		2,596,801	2,373,235
Depreciation, amortization and impairment		534,827	512,343
Impairment losses on receivables and inventories		19,559	40,347
Additions in provisions and employee benefits		39,281	48,579
Net finance cost	16	368,821	237,758
Loss/(gain) on sale of property, plant and equipment and intangible assets		7,821	4,634
Equity-settled share-based payment expense	18	44,478	42,926
Income tax expense	17	551,856	501,446
Share of result of associates		(7,870)	(1,688)
Other non-cash items included in the profit		(167,606)	(49,587)
Cash flow from operating activities before changes in working capital and use of provisions		3,987,968	3,709,993

Decrease/(increase) in trade and other receivables		182,467	179,908
Decrease/(increase) in inventories		(335,243)	(451,599)
Increase/(decrease) in trade and other payables		(1,215,177)	(1,677,939)
Cash generated from operations		2,620,015	1,760,362

Interest paid		(262,373)	(158,922)
Interest received		192,669	222,442
Dividends received		13,637	180,364
Income tax paid		(985,918)	(1,068,305)
Cash flow from operating activities		1,578,030	935,941

Proceeds from sale of property, plant and equipment and intangible assets		39,555	7,403
Acquisition of property, plant and equipment and intangible assets	8	(875,827)	(544,361)
Acquisition of subsidiaries, net of cash acquired		20,230	(62,630)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(133,223)	78,758
Net proceeds/(acquisition) of other assets		4,892	(1)
Repayments of loans granted		(944,373)	(520,831)
Cash flow from investing activities

Capital increase	12	1,244	156,309
Share Premium	12	(1,631)	-
Capital increase of non-controlling interests		-	(4,123)
Proceeds/repurchase of treasury shares	12	(3,755)	7,683
Proceeds from borrowings		252,667	(306,316)
Repayment of borrowings		(558,765)	(209,567)
Cash net of finance costs other than interests		(307,870)	(819)
Payment of finance lease liabilities		(310)	-
Dividends paid		(3,916,081)	(5,145,309)
Cash flow from financing activities		(4,534,501)	(5,502,141)

Net increase/(decrease) in cash and cash equivalents		(3,900,844)	(5,087,032)
Cash and cash equivalents (i) at beginning of year		11,538,241	9,259,265
Effect of exchange rate fluctuations		(341,710)	(141,096)
Cash and cash equivalents (i) at end of year		7,295,687	4,031,136

(i) Net of bank overdrafts.

The accompanying notes are an integral part of the interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Investment securities
6.	Inventories
7.	Deferred income tax and social contribution
8.	Property, plant and equipment
9.	Goodwill
10.	Interest-bearing loans and borrowings
11.	Provisions
12.	Changes in equity
13.	Segment reporting
14.	Net Sales
15.	Other operating income/(expenses)
16.	Finance cost and income
17.	Income tax and social contribution
18.	Share-based payments
19.	Financial instruments and risks
20.	Collateral and contractual commitments, advances from customers and other
21.	Contingencies
22.	Related parties
23.	Events after the balance sheet date

1. CORPORATE INFORMATION

(a)     Description of business

Ambev S.A. (referred to as the “Company” or “Ambev S.A.”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, by participating either directly or indirectly in other Brazilian-domiciled companies and elsewhere in the Americas.

The direct and ultimate parent company of the Company are InterBrew International B.V. (“IIBV”) and Anheuser-Busch InBev S.A./N.V. (“ABI”), respectively.

The interim consolidated financial statements were approved by the Board of Directors on May 5, 2014.

(b) Major events in 2014:

On January 2, 2014, the upstream mergers of Old Ambev and Ambev Brasil Bebidas S.A. with and into Ambev S.A. was approved by the shareholders of each company in Extraordinary General Meeting (EGM) held on such date. As a result, Ambev S.A. received Old Ambev and Ambev Brasil Bebidas S.A.’s assets, rights and liabilities for their book value. Such companies were extinguished, had their shares cancelled, and Ambev S.A. became their successor, according to the law.

The net assets incorporated by the Company is as follow:

	Companhia de Bebidas das Américas S.A.	Ambev Brasil Bebidas S.A.	BSA Bebidas Ltda.
	1/1/2014	1/1/2014	1/1/2014
Assets
Current assets	11,027,626	1,133,510	61,324
Non-current assets	47,220,178	4,906,087	2,700
Total assets	58,247,804	6,039,597	64,024

liabilities
Current liabilities	10,258,087	3,059,124	24,737
Non-current liabilities	12,630,565	912,667	5,755
Total liabilities	22,888,652	3,971,791	30,492

Net assets	35,359,152	2,067,806	33,532

Old Ambev merger was concluded with no increase or decrease in Ambev S.A.’s equity or capital stock because Old Ambev was a wholly-owned subsidiary of Ambev S.A. As a result of Ambev Brasil Bebidas S.A.’s merger, Ambev S.A’s capital stock was increased in R$156, equivalent to Ambev Brasil Bebidas S.A.’s equity held by non-controlling shareholders. Ambev S.A.’s capital stock amounted to R$57,000,946, which also includes the capital increase approved and ratified by the Board of Directors on October 17, 2013 and December 19, 2013, according to section 8 of Ambev S.A. bylaws and section 168 of Law n. 6,404/76 due to the exercise of call options by the beneficiaries of Ambev S.A. stock option plan.

On January, 2014, Ambev Luxembourg, a wholly-owned subsidiary of the Company, acquired ABI’s equity interest in Cerbuco Brewing Inc., who owns 50% of Bucanero S.A. (“Bucanero”), the Cuban company leader in the beer business in Cuba.

With this acquisition, the Company aims to strengthen its leadership in the Caribbean.

Consistent with accounting practices adopted in corporate restructuring in 2013, the Company applied the predecessor basis of accounting for this transaction with its parent.

As a result of the items above explained, the entries by the adoption of the predecessor basis of accounting are well detailed in the separate balance sheet of the Company:

	2013	2012

Cerbuco's equity	153,679	191,260
Acquisition of subsidiary	100%	100%
Adjustment for adoption of the accounting practice of the previous cost	153,679	191,260

Assigned in the Statement of Shareholders' Equity:
Accounting adjustments for transactions between shareholders	153,679	191,260

The impacts of accounting presented above in the income statement of the Company are as follows:

2013
Cerbuco's net income	4,238
Participação acionária após aquisição	100%
Adjustment for adoption of the accounting practice of the previous cost	4,238

On March 1, 2014, ABI and the Company entered, through its subsidiaries, into licensing agreements by which the Company's subsidiaries related to Canada’s operations acquired the exclusive right to import, sell, distribute and market branded products Corona  and related brands, including but not limited Corona Extra, Corona Light, Coronita, Pacifico  e Negra Modelo as well as the exclusive license to use the brands related to these products in Canada.

The Company recorded intangible assets in the amount of R$150,899 in counterpart of the amount disbursed.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read in conjunction with the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2013. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full filling:

(a) Summary of significant accounting policies (Note 3);

(b) Payroll and related benefits (Note 9);

(c) Additional information on operating expenses by nature (Note 10);

(d) Intangible assets (Note 15);

(e) Trade and other receivables (Note 19);

(f) Cash and cash equivalents (Note 20);

(g) Interest-bearing loans and borrowings (Note 22);

(h) Employee benefits (Note 23);

(i) Trade and other payables (Note 25);

(j) Operating leases (Note 28);

(k) Contingencies (Note 30);

(l) Group Companies (Note 32);

(m) Insurance (Note 33).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the interim financial statements as of March 31, 2014 in relation to those presented in the financial statements for the year ended December 31, 2013.

(a)   Basis of preparation and measurement

The interim consolidated financial statements are presented in thousands of Brazilian Reais (R$), rounded to the nearest thousand indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost of acquisition and another measurement basis (e.g., systematic re-measurement), the cost of acquisition approach is applied.

(b)   Recently issued IFRS

IFRSs with effective application for annual periods beginning on January 1, 2014:

IFRS 9 Financial Instruments:

IFRS 9 is the standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and established two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. IFRS 9 also introduces a new hedge accounting model, together with corresponding disclosures about risk management for those companies applying hedge accounting. Because the impairment phase of the IFRS 9 project has not yet been completed, the IASB decided that the mandatory effective date should be decided upon when the entire IFRS 9 project is closer to completion.

Other standards, interpretations and amendments to standards

Other new standards and amendments and interpretations mandatory to the financial statements for annual periods beginning after January 1, 2014 were not listed above due to its non-applicability or none of them is expected to have a significant effect on the financial statement of the Company.

4. USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting (Note 1 (b));

(ii) business combinations;

(iii) impairment;

(iv) provisions;

(v) share-based payments;

(vi) employee benefits;

(vii) current and deferred tax;

(viii) joint arrangements;

(ix) measurement of financial instruments, including derivatives.

Judgments made by Management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

5. INVESTMENT SECURITIES

	03/31/2014	12/31/2013
Current investments
Financial asset at fair value through profit or loss-held for trading	410,173	288,604
	410,173	288,604
Non-current investments
Debt held-to-maturity	72,856	63,796
	72,856	63,796

Total	483,029	352,400

6. INVENTORIES

	03/31/2014	12/31/2013

Finished goods	1,094,653	878,980
Work in progress	243,901	248,083
Raw material	1,289,850	1,310,664
Consumables	47,774	36,979
Spare parts and other	289,596	286,625
Prepayments	157,924	122,153
Impairment losses	(61,402)	(47,841)
	3,062,296	2,835,643

Losses on inventories recognized in the income statement amounted to R$8,716  as of March 31, 2014 (R$22,112 in March 31, 2013).

7. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, applied rates, are as follow:

HILA-ex (Guatemala and Dominican Republic)	from 23% to 31%
Latin America - South	from 14% to 35%
Canada	26%

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carry-forwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	03/31/2014			12/31/2013
	Assets	Liabilities	Net	Assets	Liabilities	Net
Trade and other receivables	46,747	-	46,747	47,944	-	47,944
Derivatives	52,882	(46,184)	6,698	50,801	(20,938)	29,863
Inventories	142,929	(744)	142,185	138,820	(1,654)	137,166
Loss carryforwards	626,852	-	626,852	293,330	-	293,330
Employee benefits	362,386	-	362,386	477,182	-	477,182
Property, plant and equipment	-	(628,278)	(628,278)	26,559	(667,386)	(640,827)
Intangible assets	5,072	(547,360)	(542,288)	5,741	(605,011)	(599,270)
Trade and other payables	-	(250,651)	(250,651)	-	(239,324)	(239,324)
Interest-bearing loans and borrowings	-	(5,651)	(5,651)	7,520	-	7,520
Provisions	237,143	(34,302)	202,841	235,103	(21,503)	213,600
Share-based payment	344,365	-	344,365	824,501	-	824,501
Interest on capital	172,232	-	172,232	-	(247,750)	(247,750)
Partnership profit	-	(613,704)	(613,704)	-	(655,011)	(655,011)
Other items	-	(98,018)	(98,018)	-	(96,845)	(96,845)
Gross deferred tax assets / (liabilities)	1,990,608	(2,224,892)	(234,284)	2,107,501	(2,555,422)	(447,921)
Netting by taxable entity	(512,015)	512,015	-	(459,736)	459,736	-
Net deferred tax assets / (liabilities)	1,478,593	(1,712,877)	(234,284)	1,647,765	(2,095,686)	(447,921)

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At March 31, 2014 the net assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement as follows:

	03/31/2014	12/31/2013
Deferred taxes not related to tax losses

to be recovered within 12 months	1,464,664	1,336,041
to be recovered beyond 12 months	(2,325,800)	(2,077,292)
	(861,136)	(741,251)
Deferred tax related to tax losses

2014	85,092	93,659
2015	68,669	67,991
2016	51,454	107,226
Beyond 2017 (i)	421,637	24,454
	626,852	293,330

Total	(234,284)	(447,921)

(i) There is no expected realization that exceeds the period of 10 years.

The net change in deferred income tax and social contribution is detailed as follows:

Balance at December 31, 2013	(447,921)
Recognized in Net Income	403,239
Recognized in equity	(189,602)
Balance at March 31, 2014	(234,284)

As at March 31, 2014, deferred tax assets in the amount of R$219,993 (R$253,850 as at December 31, 2013) related to tax losses from previous periods and temporary differences of subsidiaries abroad were not recorded as the realization is not probable.

The expiry term of these assets is on average five years and the tax losses carried forward in relation to them are equivalent to R$893,404 in March 31, 2014 (R$1,014,369 in December 31, 2013).

The income tax and social contribution recognized directly as other comprehensive income were as follows:

	2014	2013
Items that will not be reclassified to profit or loss:
Remeasurement of postemployment benefits	-	(91,825)

Items that may be reclassified subsequently to profit or loss:
Cash flow hedges - gains / (losses)	11,091	(37,951)
Net Investment hedges - gains / (losses)	(153,496)	119,258
	(142,405)	81,307

 8. PROPERTY, PLANT AND EQUIPMENT

	03/31/2014					12/31/2013
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	5,699,253	16,423,499	2,993,907	2,051,043	27,167,702	25,303,003
Effect of movements in foreign exchange	(135,921)	(426,699)	(83,585)	(45,457)	(691,662)	246,928
Acquisitions through business combinations	-	-	-	-	-	76
Acquisitions	-	158,908	44,192	494,774	697,874	3,648,558
Disposals	(174)	(158,722)	(38,815)	(31)	(197,742)	(1,863,812)
Transfer to other asset categories	100,971	228,022	92,758	(440,838)	(19,087)	(167,210)
Others	(126,962)	(86,258)	(93,725)	-	(306,945)	159
Balance at end	5,537,167	16,138,750	2,914,732	2,059,491	26,650,140	27,167,702

Depreciation and Impairment
Balance at end of previous year	(1,749,784)	(9,429,199)	(1,983,158)	-	(13,162,141)	(12,889,325)
Effect of movements in foreign exchange	27,703	228,465	52,649	-	308,817	(169,997)
Depreciation	(44,664)	(352,841)	(87,702)	-	(485,207)	(1,870,692)
Impairment losses	-	(19,149)	-	-	(19,149)	(73,273)
Disposals	-	116,621	33,769	-	150,390	1,780,034
Transfer to other asset categories	1,603	(35,054)	22,911	-	(10,540)	60,152
Others	54,401	50,178	55,468	-	160,047	960
Balance at end	(1,710,741)	(9,440,979)	(1,906,063)	-	(13,057,783)	(13,162,141)
Carrying amount:
December 31, 2013	3,949,469	6,994,300	1,010,749	2,051,043	14,005,561	14,005,561
March 31, 2014	3,826,426	6,697,771	1,008,669	2,059,491	13,592,357

Acquisitions in the period refer substantially to modernization, refurbishment, the extension of production lines and construction of new plants in order to increase capacity.

The transfers mainly relates to transfers from assets under construction to their final asset categories.

Capitalized interest is made on loans directly attributable to the acquisition and construction of qualifying assets. The amount of interest on loans capitalized during the period was R$25,469 (R$17,758 as of March 31, 2013). The interest capitalization rate used in 2014 is 6.36% (in 2013 ranged between 6.36% and 11.29%).

The Company leases plant, equipment, fixtures and fittings, which are accounted for as financial leases. The carrying amount of the leased assets was R$26,306 as of March 31, 2014 (R$22,011 as of December 31, 2013).

Contractual commitments to purchase property, plant and equipment amounted to R$213,779 as at March 31, 2014 (R$196,416 as at December 31, 2013).

9. GOODWILL

	03/31/2014	12/31/2013

Balance at the end of previous year	27,023,743	26,647,524

Effect of movements in foreign exchange	(661,803)	502,241
Acquisitions through business combinations	-	132,685
Others	(7,172)	(258,707)
Balance at the end of year	26,354,768	27,023,743

(i) Refers to goodwill merged of subsidiaries as described in Note 1(b). This goodwill arisen from transactions before the application of IFRS in the Company.

The carrying amount of goodwill was allocated to the different cash-generating units levels as follows:

	Functional Currency	03/31/2014	12/31/2013
LAN:
Brazil	BRL	17,329,026	17,329,026
Dominican Republic	DOP	2,321,077	2,435,529
Cuba	USD	2,523	2,612

LAS:
Argentina	ARS	712,100	905,299
Bolivia	BOB	801,307	828,631
Ecuador	USD	3,811	3,918
Chile	CLP	35,936	39,103
Paraguay	PYG	680,091	679,044
Peru	PEN	44,769	46,437
Uruguay	UYU	148,055	162,166

NA:
Canada Holding	BRL	35,850	35,850
Canada Operational	CAD	4,240,223	4,556,128
		26,354,768	27,023,743

Annual impairment testing

The cash-generating unit to which the goodwill by expectation of future profitability (goodwill) has been allocated must be tested to check the need for reduction to the recoverable amount. The test is made comparing its book value (including the goodwill) with its recoverable value and must be made at least annually or always that there is indication that the unit can be devalued.

The impairment test will be performed during the last quarter of the current year.

10. INTEREST-BEARING LOANS AND BORROWINGS

This note discloses contractual information on the position of loans and financing of the Company. The Note 19 - Financial instruments and risks discloses additional information with respect to exposure of the Company to the risks of interest rate and currency.

	03/31/2014	12/31/2013

Secured bank loans	188,004	203,019
Unsecured bank loans	697,171	808,962
Other unsecured loans	35,599	26,854
Financial leasing	1,491	1,768
Current liabilities	922,265	1,040,603

Secured bank loans	440,074	449,915
Unsecured bank loans	917,483	884,119
Debentures and unsecured bond issues	279,039	336,641
Other unsecured loans	176,860	175,171
Financial leasing	18,599	19,396
Non-current liabilities	1,832,055	1,865,242

The Company’s debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The most significant rates are: (i) flat rate for the Bond 2017 and debts of Banco Nacional de Desenvolvimento Economico e Social (BNDES); (ii) basket of currencies (UMBNDES) and Interest Rate (TJLP) to loans from BNDES and variable rates for loans in U.S. dollar.

Contract clauses (covenants)

During the period there were no significant changes in contract clauses of loans and borrowings contracted by the Company.

As of March  31, 2014 the Company was in compliance with all its contractual obligations for its loans and financings.

11. PROVISIONS
	Balance as of December 31, 2013	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of March 31, 2014

Restructuring	6,070	(421)	-	(467)	5,182

Lawsuits tax, labor, civil and others
Civil	9,512	(601)	13,126	(3,417)	18,620
Taxes on sales	141,563	-	3,305	(2,588)	142,280
Income tax	149,859	(3,717)	384	(420)	146,106
Labor	174,367	(1,673)	41,429	(45,554)	168,569
Others	95,280	(6,368)	10,050	(1,571)	97,391
Total	570,581	(12,359)	68,294	(53,550)	572,966

Total provisions	576,651	(12,780)	68,294	(54,017)	578,148

	Total	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	5,182	4,664	518	-	-

Lawsuits tax, labor, civil and others
Civil	18,620	4,333	4,484	9,135	668
Taxes on sales	142,280	44,299	30,748	62,649	4,584
Income tax	146,106	29,932	36,457	74,282	5,435
Labor	168,569	50,210	37,143	75,679	5,537
Others	97,391	10,884	27,148	55,312	4,047
Total	572,966	139,658	135,980	277,057	20,271

Total provisions	578,148	144,322	136,498	277,057	20,271

The expected settlement of provisions was based on management’s best estimate at the interim consolidated financial statements date.

Main lawsuits with probable likelihood of loss:

(a) Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and Cofins taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(b) Labor

The Company and its subsidiaries are involved in 4,135 labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c) Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 21.

12. CHANGES IN EQUITY

(a) Capital stock

		03/31/2014		03/31/2013
	Million of commom shares	Million of Real	Million of commom shares	Million of Real
Beginning balance as per statutory books	15,664,280	57,000,790	249,061	249,061
Changes during the year	1,890	25,887	-	-
	15,666,170	57,026,677	249,061	249,061

(b) Capital reserves

	Capital reserves
	Treasury shares	Share Premium	Others capital reserve	Share-based payments	Results on treasury shares	Capital reserves
At January 1, 2014	(22,955)	53,663,683	1,012,723	714,825	(5,845)	55,362,431

Other comprehensive income
Acquiree shares and result on treasury shares	19,221	-	-	-	(16,526)	2,695
Share-based payment	-	-	-	19,868	-	19,868
At March 31, 2014	(3,734)	53,663,683	1,012,723	734,693	(22,371)	55,384,994

(b.1) Treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions, auction and others.

The changes of treasury shares are as follows:

	Acquiree shares		Result on Treasure Shares	Total Treasure Shares
	Million shares	Million Brazilian Real	Million shares	Million Brazilian Real
Beginning balance as per statutory books	1,354	(22,955)	(5,845)	(28,800)
Changes during the year	(1,131)	19,221	(16,526)	2,695
At the end of the year	223	(3,734)	(22,371)	(26,105)

(b.2) Share premium

The share premium refers to the difference between subscription prices that the shareholders paid for the shares and theirs nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

(b.3) Share-based payment

There are different share-based payment programs and stock option plans which allow the senior management acquires shares of the Company.

The share-based payment reserve recorded a charge of R$44,207 at March 31, 2014 (R$42,006 at March 31, 2013) (Note 18).

(c) Net income reserve

	Net income reserve
	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Net income reserve
At January 1, 2014	940,132	4,456	1,849,893	3,063,372	5,857,853

Other comprehensive income
Dividends distributed	(939,957)	-	-	(651,207)	(1,591,164)
Share-based payment	-	-	-	(2,412,165)	(2,412,165)
At March 31, 2014	175	4,456	1,849,893	-	1,854,524

	Net income reserve
	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Net income reserve

At January 1, 2013	-	4,456	-	47,193	51,649

Other comprehensive income
Dividends	34,130	-	-	(47,193)	(13,063)
At March 31, 2013	34,130	4,456	-	-	38,586

In order to maximize the return to shareholders, the additional dividends may be paid as dividends or interest on shareholders’ equity.

(c.1) Investments reserve

The investment reserve refers to the allocation of profits in order to meet the projected business growth.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

The statutory reserve is to preserve capital resources and can only be used to offset losses or increase capital.

(c.3) Tax incentives

The Company participates in ICMS (VAT) tax benefit programs offered by various States in order to attract investments to their region, in the form of financing, VAT deferral or partial reductions of amounts due. These State programs aim to promote employment, regional decentralization, complementation and diversification of the State’s industrial framework. In these States, the grace and enjoyment periods, reductions and other conditions are provided by the tax legislation.

The portion of the expected income for the period relating to tax incentives, which will be used for the net income reserve at the close of the period ended December 31, 2014, and are therefore not available as a basis for distribution of dividends, is composed of:

	03/31/2014	3/31/2013
ICMS (Brazilian State value added)	215,610	156,481
Income tax	6,322	32,050
	221,932	188,531

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible and, when distributed, may be considered part of the mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev S.A.’s financial situation. The mandatory dividend includes amounts paid as interest on shareholders’ equity.

Events during 2014:

Event	Approval	Type	Date of payment	Year	Type of share	Ammount per share	Total amount

RCA	01/06/2014	Juros sobre Capital Próprio	01/23/2014	2013	ON	0.1540	2,412,165	(i)
RCA	01/06/2014	Dividendos	01/23/2014	2013	ON	0.1000	1,566,341	(i)
RCA	03/23/2014	Dividendos	04/25/2014	2013	ON	0.0600	939,957	(ii)
RCA	03/23/2014	Dividendos	04/25/2014	2014	ON	0.0700	1,096,616
							6,015,079

(i) These dividends and interest on shareholders’ equity refer to the total amount approved for distribution in the period and were accrued in fiscal year of 2013.

(ii) These dividends refer to the total amount approved for distribution in the period and were deducted of investments reserve.

Events during 2013:

Event	Approval	Type	Date of payment	Year	Type of share	Ammount per share	Total amount

AGO	01/03/2013	Juros sobre Capital Próprio	11/03/2013	2012	ON	0.0524	13,063	(i)
AGO	01/03/2013	Dividendos	11/03/2013	2012	ON	0.0443	11,037	(i)
							24,100

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in fiscal year of 2012.

Interest on shareholders’ equity and dividends not claimed within three years revert back to the Company.

(c.5) Proposed dividends and additional dividends

The reserves for proposed dividends and additional dividends proposed are designed to segregate the dividends to be distributed during the following fiscal year.

The dividends and additional dividends were initially allocated due to legal aspects based on Corporate Law.

(c)    Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option of a subsidiary interest	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Carrying value adjustments
At January 1, 2014	(72,266)	132,296	(1,003,122)	(2,057,281)	2,114,305	156,091	(74,652,319)	(75,382,296)
Effects of changes in accounting standards (Note 1) (i)	-	-	-	-	-	-	153,679	153,679
At January 1, 2014 - Adjustment	(72,266)	132,296	(1,003,122)	(2,057,281)	2,114,305	156,091	(74,498,640)	(75,228,617)

Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses)	(969,787)	-	-	-	-	-	(7,175)	(976,962)
Cash flow hedges - gains / (losses)	-	(76,304)	-	-	-	-	-	(76,304)
Actuarial gain / (losses)	-	-	(22,456)	-	-	-	-	(22,456)
Total Comprehensive income	(969,787)	(76,304)	(22,456)	-	-	-	(7,175)	(1,075,722)
Adjustment for change in practice controlled joint ventures (ii)	29,737	-	59,630	-	-	-	-	89,367
Effects of adoption predecessor basis of accounting to acquire Cuba	-	-	-	-	-	-	(554,684)	(554,684)
At March 31, 2014	(1,012,316)	55,992	(965,948)	(2,057,281)	2,114,305	156,091	(75,060,499)	(76,769,656)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option of a subsidiary interest	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Carrying value adjustments

At January 1, 2013	-	-	-	-	-	-	24,905,890	24,905,890
Effects of changes in accounting standards (Note 1) (i)	-	-	-	-	-	-	191,260	191,260
At January 1, 2013 - Adjustment	-	-	-	-	-	-	25,097,150	25,097,150

Net income	-	-	-	-	-	-	1,432,531	1,432,531

Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses)	-	-	-	-	-	-	142,404	142,404
Total Comprehensive income	-	-	-	-	-	-	1,574,935	1,574,935
Others capital movements of subsidiary	-	-	-	-	-	-	(1,451,116)	(1,451,116)
At March 31, 2013	-	-	-	-	-	-	25,220,969	25,220,969

(d.1) Fair value adjustment on available-for-sale securities

Ambev S.A. had, until the date of the Contribution of Shares, participation without significant influence on Old Ambev, which was classified as equity security available for sale and therefore valued at market value. As explained in note 1 (c) in consolidated financial statements of December 31, 2013, on the basis of presentation of the Ambev S.A. predecessor financial statements before the Contribution of Shares on June 17, 2013, the valuation of the stake in Old Ambev at market value was reversed to reflect the predecessor basis of accounting.

(d.2) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges, in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

(d.3) Cash flow hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (Note 19 - Financial instruments and risks).

(d.4) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on a quarterly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

(d.5) Put option of a subsidiary interest

As part of the shareholders agreement between the Ambev S.A. and ELJ, an option to sell (“put”) and to purchase (“call”) was issued, which may result in an acquisition by Ambev S.A. of the remaining shares of CND, for a value based on EBITDA multiples and exercisable annually until 2019. On March 31, 2014 the put option held by ELJ is valued at R$2,483,182 and the liability was recorded against equity in accordance with the IFRS 3 and categorized as “Level 3”. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes of this option are presented as Note 19 - Financial instruments and risks.

(d.6) Accounting for acquisition of non-controlling interests

As determined by IAS 27 – Consolidated and Separate Financial Statements, in paragraph 30 and 31, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and the related book value of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. For the acquisition of non-controlling interest related to Old Ambev, the abovementioned adjustment was recognized in the carrying value adjustments.

13. SEGMENT REPORTING

The information is presented in thousands of Brazilian Reais, except for volumes, which are presented in thousands of hectoliters.

(a) Reportable segments – periods ended in:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013

Volume	30,979	28,573	10,210	9,826	1,795	1,819	42,984	40,218

Net sales	6,308,495	5,284,519	1,874,079	1,745,266	862,498	802,215	9,045,072	7,832,000
Cost of sales	(2,087,143)	(1,824,207)	(658,039)	(635,975)	(263,132)	(237,597)	(3,008,314)	(2,697,779)
Gross profit	4,221,352	3,460,312	1,216,040	1,109,291	599,366	564,618	6,036,758	5,134,221
Sales and marketing expenses	(1,557,327)	(1,330,386)	(384,133)	(358,560)	(373,973)	(304,581)	(2,315,433)	(1,993,527)
Administrative expenses	(329,534)	(256,227)	(66,143)	(49,755)	(47,751)	(47,102)	(443,428)	(353,084)
Other operating income/(expenses)	253,746	332,372	(13,920)	(8,602)	(1,548)	347	238,278	324,117
Normalized income from operations (normalized EBIT)	2,588,237	2,206,071	751,844	692,374	176,094	213,282	3,516,175	3,111,727
Special items	-	(976)	(315)	-	(6,252)	-	(6,567)	(976)
Income from operations (EBIT)	2,588,237	2,205,095	751,529	692,374	169,842	213,282	3,509,608	3,110,751
Net finance cost	(196,709)	(184,551)	(181,777)	(41,213)	9,665	(11,994)	(368,821)	(237,758)
Share of result of associates	2,651	1,293	-	-	5,219	395	7,870	1,688
Income before income tax	2,394,179	2,021,837	569,752	651,161	184,726	201,683	3,148,657	2,874,681
Income tax expense	(289,064)	(263,473)	(216,056)	(210,466)	(46,736)	(27,507)	(551,856)	(501,446)
Net income	2,105,115	1,758,364	353,696	440,695	137,990	174,176	2,596,801	2,373,235

Normalized EBITDA	2,992,568	2,592,796	847,747	784,930	210,687	246,344	4,051,002	3,624,070
Special items	-	(976)	(315)	-	(6,252)	-	(6,567)	(976)
Depreciation, amortization and impairment excluding special items	(404,331)	(386,725)	(95,903)	(92,556)	(34,593)	(33,062)	(534,827)	(512,343)
Net finance costs	(196,709)	(184,551)	(181,777)	(41,213)	9,665	(11,994)	(368,821)	(237,758)
Share of results of associates	2,651	1,293	-	-	5,219	395	7,870	1,688
Income tax expense	(289,064)	(263,473)	(216,056)	(210,466)	(46,736)	(27,507)	(551,856)	(501,446)
Net income	2,105,115	1,758,364	353,696	440,695	137,990	174,176	2,596,801	2,373,235

Normalized EBITDA margin in %	47.4%	49.1%	45.2%	45.0%	24.4%	30.7%	44.8%	46.3%

Acquisition of property, plant and equipment	559,766	468,144	161,578	71,817	22,478	22,515	743,822	562,476
Additions to / (reversals of) provisions	48,555	49,638	4,247	402	-	-	52,802	50,040
Full time employee	38,762	36,633	10,593	10,621	2,836	2,741	52,192	49,994

	03/31/2014	12/31/2013	03/31/2014	12/31/2013	03/31/2014	12/31/2013	03/31/2014	12/31/2013

Segment assets	40,011,375	40,217,782	7,220,293	8,135,681	6,200,608	6,611,172	53,432,276	54,964,635
Intersegment elimination							(755,977)	(927,371)
Non-segmented assets							10,620,745	15,047,916
Total assets							63,297,044	69,085,180

Segment liabilities	13,708,327	14,336,057	2,281,158	2,873,146	2,022,577	2,450,957	18,012,062	19,660,160
Intersegment elimination							(755,977)	(927,371)
Non-segmented liabilities							46,040,959	50,352,391
Total liabilities							63,297,044	69,085,180

(i) Latin America – North: includes operations in Brazil and HILA-ex (Cuba, Guatemala and Dominican Republic).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay, Uruguay, Ecuador and Peru.

(b) Additional information – by Business unit – periods ended in:

	Latin America - north
(Expressed in million of Brazilian Reais)	Beer		Soft drink		Total
	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013

Volume	23,249	21,074	7,730	7,499	30,979	28,573

Net sales	5,329,630	4,393,365	978,865	891,154	6,308,495	5,284,519
Cost of sales	(1,599,535)	(1,371,400)	(487,608)	(452,807)	(2,087,143)	(1,824,207)
Gross profit	3,730,095	3,021,965	491,257	438,347	4,221,352	3,460,312
Sales and marketing expenses	(1,326,380)	(1,139,397)	(230,947)	(190,989)	(1,557,327)	(1,330,386)
Administrative expenses	(302,564)	(230,682)	(26,970)	(25,545)	(329,534)	(256,227)
Other operating income/(expenses)	222,826	275,677	30,920	56,695	253,746	332,372
Normalized income from operations (normalized EBIT)	2,323,977	1,927,562	264,260	278,509	2,588,237	2,206,071
Special items	-	(727)	-	(249)	-	(976)
Income from operations (EBIT)	2,323,977	1,926,835	264,260	278,260	2,588,237	2,205,095
Net finance cost	(196,709)	(184,551)	-	-	(196,709)	(184,551)
Share of result of associates	2,651	1,293	-	-	2,651	1,293
Income before income tax	2,129,919	1,743,577	264,260	278,260	2,394,179	2,021,837
Income tax expense	(289,027)	(263,473)	(37)	-	(289,064)	(263,473)
Net income	1,840,892	1,480,104	264,223	278,260	2,105,115	1,758,364

Normalized EBITDA	2,648,077	2,243,961	344,491	348,835	2,992,568	2,592,796
Special items	-	(727)	-	(249)	-	(976)
Depreciation, amortization and impairment excluding special items	(324,100)	(316,399)	(80,231)	(70,326)	(404,331)	(386,725)
Net finance costs	(196,709)	(184,551)	-	-	(196,709)	(184,551)
Share of results of associates	2,651	1,293	-	-	2,651	1,293
Income tax expense	(289,027)	(263,473)	(37)	-	(289,064)	(263,473)
Net income	1,840,892	1,480,104	264,223	278,260	2,105,115	1,758,364

Normalized EBITDA margin in %	49.7%	51.1%	35.2%	39.1%	47.4%	49.1%

	Brazil
	Beer		Soft drink		Total
	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013

Volume	21,984	19,817	7,376	7,221	29,360	27,039

Net sales	4,993,607	4,123,135	895,271	822,682	5,888,878	4,945,817
Cost of sales	(1,457,354)	(1,258,356)	(423,765)	(397,643)	(1,881,119)	(1,655,999)
Gross profit	3,536,253	2,864,779	471,506	425,039	4,007,759	3,289,818
Sales and marketing expenses	(1,226,489)	(1,066,226)	(204,285)	(170,104)	(1,430,774)	(1,236,330)
Administrative expenses	(284,280)	(214,500)	(20,298)	(19,870)	(304,578)	(234,370)
Other operating income/(expenses)	223,361	283,078	30,901	54,553	254,262	337,631
Normalized income from operations (normalized EBIT)	2,248,845	1,867,131	277,824	289,618	2,526,669	2,156,749
Income from operations (EBIT)	2,248,845	1,867,131	277,824	289,618	2,526,669	2,156,749
Net finance cost	(204,634)	(175,313)	-	-	(204,634)	(175,313)
Share of result of associates	2,651	1,293	-	-	2,651	1,293
Income before income tax	2,046,862	1,693,111	277,824	289,618	2,324,686	1,982,729
Income tax expense	(272,714)	(249,397)	-	-	(272,714)	(249,397)
Net income	1,774,148	1,443,714	277,824	289,618	2,051,972	1,733,332

Normalized EBITDA	2,540,014	2,156,686	347,085	351,360	2,887,099	2,508,046
Depreciation, amortization and impairment excluding special items	(291,169)	(289,555)	(69,261)	(61,742)	(360,430)	(351,297)
Net finance costs	(204,634)	(175,313)	-	-	(204,634)	(175,313)
Share of results of associates	2,651	1,293	-	-	2,651	1,293
Income tax expense	(272,714)	(249,397)	-	-	(272,714)	(249,397)
Net income	1,774,148	1,443,714	277,824	289,618	2,051,972	1,733,332

Normalized EBITDA margin in %	50.9%	52.3%	38.8%	42.7%	49.0%	50.7%

	HILA-ex
	Beer		Soft drink		Total
	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013

Volume	1,264	1,257	354	278	1,619	1,535

Net sales	336,023	270,230	83,594	68,472	419,617	338,702
Cost of sales	(142,181)	(113,044)	(63,843)	(55,164)	(206,024)	(168,208)
Gross profit	193,842	157,186	19,751	13,308	213,593	170,494
Sales and marketing expenses	(99,891)	(73,171)	(26,662)	(20,885)	(126,553)	(94,056)
Administrative expenses	(18,284)	(16,182)	(6,672)	(5,675)	(24,956)	(21,857)
Other operating income/(expenses)	(535)	(7,401)	19	2,142	(516)	(5,259)
Normalized income from operations (normalized EBIT)	75,132	60,431	(13,564)	(11,109)	61,568	49,322
Special items	-	(727)	-	(249)	-	(976)
Income from operations (EBIT)	75,132	59,704	(13,564)	(11,358)	61,568	48,346
Net finance cost	7,925	(9,238)	-	-	7,925	(9,238)
Income before income tax	83,057	50,466	(13,564)	(11,358)	69,493	39,108
Income tax expense	(16,313)	(14,076)	(37)	-	(16,350)	(14,076)
Net income	66,744	36,390	(13,601)	(11,358)	53,143	25,032

Normalized EBITDA	108,063	87,275	(2,594)	(2,525)	105,469	84,750
Special items	-	(727)	-	(249)	-	(976)
Depreciation, amortization and impairment excluding special items	(32,931)	(26,844)	(10,970)	(8,584)	(43,901)	(35,428)
Net finance costs	7,925	(9,238)	-	-	7,925	(9,238)
Income tax expense	(16,313)	(14,076)	(37)	-	(16,350)	(14,076)
Net income	66,744	36,390	(13,601)	(11,358)	53,143	25,032

Normalized EBITDA margin in %	32.2%	32.3%	-3.1%	-3.7%	25.1%	25.0%

	Latin America - south
	Beer		Soft drink		Total
	03/31/2014	03/31/2013	03/31/2014	03/31/2013	03/31/2014	03/31/2013

Volume	6,161	5,891	4,049	3,935	10,210	9,826

Net sales	1,412,765	1,262,398	461,314	482,868	1,874,079	1,745,266
Cost of sales	(414,146)	(351,929)	(243,893)	(284,046)	(658,039)	(635,975)
Gross profit	998,619	910,469	217,421	198,822	1,216,040	1,109,291
Sales and marketing expenses	(262,717)	(232,598)	(121,416)	(125,962)	(384,133)	(358,560)
Administrative expenses	(49,790)	(35,249)	(16,353)	(14,506)	(66,143)	(49,755)
Other operating income/(expenses)	(10,313)	(6,771)	(3,607)	(1,831)	(13,920)	(8,602)
Normalized income from operations (normalized EBIT)	675,799	635,851	76,045	56,523	751,844	692,374
Special items	(315)	-	-	-	(315)	-
Income from operations (EBIT)	675,484	635,851	76,045	56,523	751,529	692,374
Net finance cost	(179,889)	(40,712)	(1,888)	(501)	(181,777)	(41,213)
Share of result of associates	-	-	-	-	-	-
Income before income tax	495,595	595,139	74,157	56,022	569,752	651,161
Income tax expense	(195,692)	(209,952)	(20,364)	(514)	(216,056)	(210,466)
Net income	299,903	385,187	53,793	55,508	353,696	440,695

Normalized EBITDA	753,532	706,651	94,215	78,279	847,747	784,930
Special items	(315)	-	-	-	(315)	-
Depreciation, amortization and impairment excluding special items	(77,733)	(70,800)	(18,170)	(21,756)	(95,903)	(92,556)
Net finance costs	(179,889)	(40,712)	(1,888)	(501)	(181,777)	(41,213)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(195,692)	(209,952)	(20,364)	(514)	(216,056)	(210,466)
Net income	299,903	385,187	53,793	55,508	353,696	440,695

Normalized EBITDA margin in %	53.3%	56.0%	20.4%	16.2%	45.2%	45.0%

	Canada
	03/31/2014		03/31/2013
(Expressed in million of Brazilian Reais)	Beer	Total	Beer	Total

Volume	1,795	1,795	1,819	1,819

Net sales	862,498	862,498	802,215	802,215
Cost of sales	(263,132)	(263,132)	(237,597)	(237,597)
Gross profit	599,366	599,366	564,618	564,618
Sales and marketing expenses	(373,973)	(373,973)	(304,581)	(304,581)
Administrative expenses	(47,751)	(47,751)	(47,102)	(47,102)
Other operating income/(expenses)	(1,548)	(1,548)	347	347
Normalized income from operations (normalized EBIT)	176,094	176,094	213,282	213,282
Special items	(6,252)	(6,252)	-	-
Income from operations (EBIT)	169,842	169,842	213,282	213,282
Net finance cost	9,665	9,665	(11,994)	(11,994)
Share of result of associates	5,219	5,219	395	395
Income before income tax	184,726	184,726	201,683	201,683
Income tax expense	(46,736)	(46,736)	(27,507)	(27,507)
Net income	137,990	137,990	174,176	174,176

Normalized EBITDA	210,687	210,687	246,344	246,344
Special items	(6,252)	(6,252)	-	-
Depreciation, amortization and impairment excluding special items	(34,593)	(34,593)	(33,062)	(33,062)
Net finance costs	9,665	9,665	(11,994)	(11,994)
Share of results of associates	5,219	5,219	395	395
Income tax expense	(46,736)	(46,736)	(27,507)	(27,507)
Net income	137,990	137,990	174,176	174,176

Normalized EBITDA margin in %	24.4%	24.4%	30.7%	30.7%

14. NET SALES

The reconciliation from gross sales to net sales is as follows:

	03/31/2014	03/31/2013
Gross sales	19,290,908	15,410,257
Deductions from gross revenue	(10,245,836)	(7,578,257)
	9,045,072	7,832,000

 The deductions of the gross revenue are represented by the taxes and rebates. Services provided by distributors, such as the promotion of our brands, logistics services and strategic location in stores are not considered as reduction in revenue when separately identifiable.

15. OTHER OPERATING INCOME / (EXPENSES)

	03/31/2014	03/31/2013
Government grants/NPV of long term fiscal incentives	292,367	324,939
(Additions to )/reversal of provisions	(5,934)	(35)
Net gain on disposal of property, plant and equipment and intangible assets	(7,821)	(4,634)
Net rental income	37	1,107
Net other operating income/(expense)	(40,371)	2,740
	238,278	324,117

Annually, the Company reassesses the discount rate used to measure the subsidy in government loans in accordance with their cost of external funding.

16. FINANCE COST AND INCOME

(a)     Finance costs

Finance costs	03/31/2014	03/31/2013

Interest expense	(157,850)	(137,062)
Capitalized borrowings	20,010	18,823
Net Interest on Pension Plans	(12,961)	(21,509)
Losses on hedging instruments that are not part of a hedge accounting relationship	(251,041)	(88,288)
Hedge ineffectiveness losses	(11,806)	(5,419)
Interest on tax contingencies	(25,469)	(17,758)
Exchange variation	(91,686)	(60,388)
Anticipated bonds payment expenses	(18,432)	(27,409)
Tax on financial transactions	(16,080)	(19,281)
Other financial costs, including bank fees	(11,073)	(42,236)
	(576,388)	(400,527)

Other financial costs decrease mainly relates to an impairment recognized on investment in Venezuela in 2013 followed the devaluation of that country’s currency in the amount of R$28,728.

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev S.A. interest rate risk (Note 19).

The interest expense is as follows:

Interest expense	03/31/2014	03/31/2013

Financial liabilities measured at amortized cost	(74,403)	(69,640)
Liabilities at fair value through profit or loss	(76,269)	(62,156)
Fair value hedge - hedged items	(7,132)	3,046
Fair value hedge - hedging instruments	(46)	(8,312)
	(157,850)	(137,062)

(b)     Finance income

Finance income	03/31/2014	03/31/2013

Interest income	106,104	80,774
Net gains on hedging instruments that are not part of a hedge accounting relationship	89,151	56,918
Gains on no derivative instrument at fair value through profit or loss	9,194	21,608
Others	3,118	3,469
	207,567	162,769

Interest income arises from the following financial assets:

Interest income	03/31/2014	03/31/2013

Cash and cash equivalents	88,679	63,965
Investment securities held for trading	17,425	16,809
	106,104	80,774

(c)      Hedging result

The net income from the cash flow hedge and net income hedges recognized directly as comprehensive income is shown below:

Hedging reserve	03/31/2014	03/31/2013
Recognized in Equity (cash flow hedge)	60,951	-
Removed from Equity and included in profit or loss	(155,798)	-
Deferred income tax variance in Equity and other changes	18,722	-
	(76,125)	-

Exchange differences on translation of foreign operations (gains/ (losses))
Effective portion of changes in fair value of net investment hedges	244,012	-

17. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	03/31/2014	03/31/2013

Income tax expense - current	(955,095)	(763,448)

Deferred tax (expense)/income on temporary differences	69,717	140,875
Deferred tax on taxes losses	333,522	121,127
Total deferred tax (expense)/income	403,239	262,002

Total income tax expenses	(551,856)	(501,446)

 The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	03/31/2014	03/31/2013
Profit before tax	3,148,657	2,874,681
Adjustment on taxable basis
Non-taxable income	5,713	(99,863)
Government grants related to sales taxes	(215,610)	(156,481)
Share of results of associates	(7,870)	(1,688)
Expenses not deductible for tax purposes	48,954	19,964
	2,979,844	2,636,613
Aggregated weighted nominal tax rate	32.83%	32.59%
Taxes – nominal rate	(978,322)	(859,375)
Adjustment on tax expense
Regional incentives - income taxes	6,322	32,050
Deductible interest on shareholders equity	340,000	124,610
Tax savings from goodwill amortization on tax books	51,464	62,607
Withholding tax and other income	(21,582)	(9,487)
Others with reduced taxation	50,262	148,149
Income tax and social contribution expense	(551,856)	(501,446)
Effective tax rate	17.53%	17.44%

The main events occurring in the period that impacted the effective tax rate were:

(a) higher interest on shareholders’ equity impact; and (b) increase of government grants related to sales taxes, which were partially offset by the reduction in regional income tax incentives.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

18. SHARE-BASED PAYMENTS

There are different share-based payment programs and stock option plans which allow the senior management from economic group to receive or acquire shares of the Company. For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model, modified to reflect the IFRS 2 Share‑based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of share based payment includes two types of grants: (i) for the first type of grant, the beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to the permanency in the Company for a period of five-years from the date of exercise (“Grant 1”) and; (ii) for the second type of grant, the beneficiary may exercise the options after a period of five years (“Grant 2”).

Additionally, to encourage managers’ mobility, some options granted in years before 2010 were modified, where the dividend protection features of such options were canceled in exchange for issuing 205 thousand options in 2014 (222 thousand options in 2013), representing the economic value of the dividend protection feature eliminated. As there was no change to the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

The EGM occurred on July 30, 2013 approved the Stock Swap Merger, through which each Old Ambev common and preferred share, not owned by Ambev S.A., was exchanged for five new Ambev S.A. common shares. The holders of ADRs representing Common or Preferred shares of Old Ambev, received five Ambev S.A. ADRs for each Old Ambev ADR exchanged. This development was also considered for the comparative calculations shown below.

The weighted average fair value of the options and assumptions used in applying the Ambev S.A. option pricing model for the 2014 and 2013 grants are as follows:

In R$, except when mentioned	03/31/2014	(i)	12/31/2013	(i)

Fair value of options granted	11.77		6.11
Share price	16.61		17.09
Exercise price	16.61		17.09
Expected volatility	37.3%		32.8%
Vesting year	5		5
Expected dividends	5%		de 0% a 5%
Risk-free interest rate	2.7%	(ii)	1,9% à 12,6%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	03/31/2014	12/31/2013

Options outstanding at January 1	147,718	143,915
Options issued during the period	205	13,056
Options exercised during the period	(1,313)	(7,219)
Options forfeited during the period	(621)	(2,034)
Options outstanding at ended year	145,989	147,718

The range of exercise prices of the outstanding options is between R$1.57  (R$1.83 as of December 31, 2013) and R$19.81  (R$17.84 as of December 31, 2013) and the weighted average remaining contractual life is approximately 8.42 years (8.51 years as of December 31, 2013).

Of the 145,989 thousand outstanding options (147,718 thousand as of December 31, 2013), 33,256 thousand options are vested as at March 31, 2014 (34,570 thousand as of December 31, 2013).

The weighted average exercise price of the options is as follows:

In R$ per share	03/31/2014	12/31/2013

Options outstanding at January 1	6.30	7.23
Options issued during the period	16.61	17.03
Options forfeited during the period	3.47	8.11
Options exercised during the period	3.22	2.70
Options outstanding at ended period	8.05	6.30
Options exercisable at ended period	3.78	3.32

For the options exercised during the period of 2014, the weighted average market price on the exercise date was R$14.59.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

During the period, Ambev S.A. issued 4,596 thousand (4,270 in 2013) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$77,879 (R$76,487 in 2013), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	03/31/2014	12/31/2013

Deferred shares outstanding at January 1	15,588.00	11,530
New deferred shares during the period	4,596	4,270
Deferred shares forfeited during the period	-	(212)
Deferred shares outstanding at ended year	20,184	15,588

Additionally, certain employees and directors of the Company received options to acquire AB InBev shares, the compensation cost of which is recognized in the income statement against equity in Ambev S.A.’s interim consolidated financial statements as of March 31, 2014.

These share-based payments generated an expense of R$46,587 in the period ended March 31, 2014 (R$42,926 for the period ended March 31, 2013), recorded as Administrative expenses.

19. FINANCIAL INSTRUMENTS AND RISKS

19.1) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev S.A. carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev S.A. operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev S.A.’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative instruments. Most of the balance sheet translation risks are not mitigated. Any exception to the policy must be approved by the Board of Directors.

The Company’s operations are subject to the risk factors described below:

(a) Market risk

a.1) Foreign currency risk

The Company incurs foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, the Company’s policy is to apply cash flow hedge in transactions which are reasonably expected to occur.

The table below shows the main net foreign currency positions on March 31, 2014, and the exposure may vary from ten to fourteen months, according to the Company’s Financial Risk Management Policy. Positive values indicate that the Company is long (net future cash inflows) while negative values indicate that the Company is short (net future cash outflows).

	03/31/2014			12/31/2013
	Total exposed	Derivatives total	Open position	Total exposed	Derivatives total	Open position
Dollar	(6,187,492)	6,187,492	-	(5,605,798)	5,605,798	-
Euro	(473,113)	473,113	-	(394,054)	394,054	-
	(6,660,605)	6,660,605	-	(5,999,852)	5,999,852	-

Foreign currency on operating activities sensitivity analysis

As shown in the table above, the Company’s operational activities in foreign currency are protected by hedge derivative instruments, and thus the Company considers it is protected in relation to the risk of variations. regarding this risk is nil. Therefore, any variation in the prices of foreign currencies to which the Company's operations are linked, have no impact on income statement.

The estimated impact on equity from the calculation of Probable Scenario (parametric VaR) would be R$476,111; Adverse scenario (25% fluctuation) would be R$1,415,372; and Remote scenario (50% fluctuation) would be R$2,872,721 in the prices of foreign currencies as of March 31, 2014.

a.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy.

Interest rate risk on borrowings in Brazilian Real

In July 2007, Ambev International Finance Co. (Ambev S.A.’s wholly-subsidiary) issued a Brazilian Real bond (Bond 2017), of R$300,000, which bears interest at 9.5% per year, with interest repayable semi-annually with final maturity in July 2017.

The Company entered into a fixed/floating interest rate swap to hedge the interest rate risk on the Bond 2017. These operations have been designated in a fair value hedge.

Interest rate on debt securities in Brazilian Real

During the period of 2014, Ambev S.A. invested in government (fixed income) bonds. These instruments are categorized financial asset at fair value through profit as held for trading. The Company also purchased interest rate futures contracts to compensate for exposure to real interest rate on the government bonds. Both instruments are measured at fair value, with the respective variations recorded in the income statement.

The table below shows the Company’s exposure related to debts, before and after applying hedge accounting, segregated by the currency in which the debt is denominated, as well as the interest rates of the respective transactions.

	03/31/2014
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.2%	1,207,182	8.1%	1,834,146
American Dollar	2.3%	541,932	2.5%	306,551
Dominican Peso	0.9%	60,346	0.9%	60,346
Argentinean Peso	9.0%	13,683	9.0%	13,683
Interest rate postfixed		1,823,143		2,214,726

Brazilian Real	6.4%	722,389	6.0%	459,402
Dominican Peso	10.4%	52,626	10.4%	52,626
American Dollar	0.9%	156,651	5.2%	28,055
Interest rate pre-set		931,666		540,083

	12/31/2013
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	6.8%	1,254,048	6.9%	2,019,903
American Dollar	2.5%	732,832	3.4%	390,233
Dominican Peso	10.6%	28,952	10.6%	28,952
Interest rate postfixed		2,015,832		2,439,088

Brazilian Real	5.9%	682,658	3.5%	403,626
Dominican Peso	13.0%	47,116	13.0%	47,116
American Dollar	0.5%	160,240	5.5%	16,015
Interest rate pre-set		890,014		466,757

Interest rate sensitivity analysis

To perform the sensitivity analysis, the Company took into account that the greatest possible impact on income / interest expense in the case of a short position in an interest rate futures contract is where the Referential Rate (“TR”) rises. Ambev S.A. estimated the possible loss, considering a scenario of variable interest rates.

•         Base scenario: fluctuation of interest rates, with all other variables remaining constant, based on the annual volatility using a horizon of observations of the last 250 days on March 31, 2014;

•         Adverse scenario: 25% fluctuation of interest rates, with all other variables remaining constant;

•         Remote scenario: 50% fluctuation of interest rates, with all other variables remaining constant.

	03/31/2014
	Probable scenario	Adverse scenario	Remote scenario
Interest expense impact	4,407	9,916	19,833
Interest income impact	18,953	43,506	87,013

a.3) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative instruments have been designated as cash flow hedges.

The table below shows the major commodities net positions on March 31, 2014.

	03/31/2014			12/31/2013
	Total Exposure	Total de Derivatives	Open Position	Total Exposure	Total de Derivatives	Open Position
Aluminum	(802,708)	802,708	-	(875,521)	875,521	-
Sugar	(383,091)	383,091	-	(342,936)	342,936	-
Wheat	(484,555)	484,555	-	(445,438)	445,438	-
Heating oil	(29,019)	29,019	-	(28,204)	28,204	-
Crude oil	(21,238)	21,238	-	(24,168)	24,168	-
Natural Gas	(7,308)	7,308	-	(5,581)	5,581	-
Paraxylene	(26,685)	26,685	-	-	-	-
Corn	(287,492)	287,492	-	(233,390)	233,390	-
Total	(2,042,096)	2,042,096	-	(1,955,238)	1,955,238	-

Commodities sensitivity analysis

The table below shows the estimated impact on equity from the calculation of parametric VaR (Probable Scenario), 25% fluctuation (Adverse scenario) and 50% (Remote scenario) in commodities prices. As they are cash flow hedge operations, the impact in equity will generate results inversely proportional to the impact on the acquisition cost of commodities.

	03/31/2014			12/31/2013
	Probable scenario	Adverse scenario	Remote scenario	Probable scenario	Adverse scenario	Remote scenario

Aluminum	(79,683)	(200,677)	(401,354)	(90,261)	(218,880)	(437,760)
Sugar	(49,197)	(95,773)	(191,545)	(35,768)	(85,734)	(171,468)
Wheat	(56,572)	(121,139)	(242,278)	(50,303)	(111,359)	(222,719)
Heating oil	(3,151)	(7,255)	(14,510)	(2,806)	(7,051)	(14,102)
Crude oil	(2,186)	(5,310)	(10,619)	(2,584)	(6,042)	(12,084)
Natural Gas	(1,465)	(1,827)	(3,654)	(1,119)	(1,395)	(2,791)
Paraxylene	(4,544)	(6,671)	(13,342)	-	-	-
Corn	(59,837)	(71,873)	(143,746)	(51,269)	(58,347)	(116,695)
Impact on Equity	(256,635)	(510,525)	(1,021,048)	(234,110)	(488,808)	(977,619)

(b) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparties is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of March 31, 2014, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Caixa Econômica Federal, Bradesco, Merrill Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, Citibank, Toronto Dominion Bank, ING, JP Morgan Chase, Patagonia, Santander, Barclays and HSBC. The Company had derivatives agreements with the following financial institutions: Barclays, Citibank, Merril Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, Banco Bisa, Banco de Crédito do Peru, BNB, BNP Paribas, Macquarie and TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade and other receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of March 31, 2014. There was no concentration of credit risk with any counterparties as of March 31, 2014.

(c) Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

(d) Capital management

Ambev S.A. is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev S.A. is not subject to any externally imposed capital requirements.  When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s financial statements.

19.2) Financial instruments

(a) Financial instruments categories

Management of these financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the financial statements, segregated by category:

	03/31/2014
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	7,296,176	-	-	-	-	7,296,176
Investment securities	-	72,856	410,173	-	-	483,029
Trade and other receivables excluding prepaid expenses and taxes receivable	4,502,272	-	-		-	4,502,272
Financial instruments derivatives	-	-	326,106	262,933	-	589,039
Total	11,798,448	72,856	736,279	262,933	-	12,870,516
Financial liabilities
Trade and other payables excluding tax payables	-	-	-	-	643,187	643,187
Financial instruments derivatives	-	-	169,202	141,225	-	310,427
Interest-bearning loans and borrowings	-	-	-	-	2,754,320	2,754,320
Total	-	-	169,202	141,225	3,397,507	3,707,934

	12/31/2013
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	11,538,241	-	-	-	-	11,538,241
Investment securities	-	63,796	288,604	-	-	352,400
Trade and other receivables excluding prepaid expenses and taxes receivable	4,953,223	-	-	-	-	4,953,223
Financial instruments derivatives	-	-	249,993	361,311	-	611,304
Total	16,491,464	63,796	538,597	361,311	-	17,455,168
Financial liabilities
Trade and other payables excluding tax payables	-	-	2,520,747	-	10,623,075	13,143,822
Financial instruments derivatives	-	-	653,632	324,427	-	978,059
Interest-bearning loans and borrowings	-	-	-	-	2,905,845	2,905,845
Total	-	-	3,174,379	324,427	13,528,920	17,027,726

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 Fair Value Measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	03/31/2014
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	410,173	-	-	410,173
Derivatives assets at fair value through profit or loss	17,414	308,691	-	326,107
Derivatives - cash flow hedge	172,704	54,025	-	226,729
Derivatives - investment hedge	2,001	34,202	-	36,203
	602,292	396,918	-	999,212

Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	2,483,182	2,483,182
Derivatives liabilities at fair value through profit or loss	14,049	155,153	-	169,202
Derivatives - cash flow hedge	41,799	73,704	-	115,503
Derivatives - fair value hedge	-	18,696	-	18,696
Derivatives - investment hedge	7,026	-	-	7,026
	62,874	247,553	2,483,182	2,793,609

	12/31/2013
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	288,604	-	-	288,604
Derivatives assets at fair value through profit or loss	62,269	187,722	-	249,991
Derivatives - cash flow hedge	154,318	131,132	-	285,450
Derivatives - investment hedge	698	75,165	-	75,863
	505,889	394,019	-	899,908

Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	2,520,747	2,520,747
Derivatives liabilities at fair value through profit or loss	38,424	615,208	-	653,632
Derivatives - cash flow hedge	160,878	80,548	-	241,426
Derivatives - fair value hedge	-	17,446	-	17,446
Derivatives - investment hedge	31,010	34,545	-	65,555
	230,312	747,747	2,520,747	3,498,806

(i) As part of the shareholders agreement between Ambev S.A. and ELJ, a sale option (“put”) and the purchase (“call”) was issued, which may result in an acquisition by Ambev S.A.  the remaining shares of CND, for a value based  on EBITDA multiples and exercisable annually until 2019. On March 31, 2014 the option of sale held by ELJ is valued at R$2,483,182 and liabilities was recorded with counterpart in net worth in accordance with the IFRS 3 Business Combinations and categorized as “Level 3”. No value has been assigned the purchase option held by the Ambev S.A.. The fair value of this consideration deferred was calculated by using standard techniques of exploitation (present value of the principal amount and interest rate futures, discounted by the market rate). The criteria used are based on market information from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes in Level 3 in 2014 are presented as follows:

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2013	2,520,747
Total income/loss in the period	(37,565)
Losses recognized in net income	76,269
Losses recognized in equity	(113,834)
Financial liabilities at March 31, 2014	2,483,182

 (c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade and other payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period.

Had the Company recognized its financial liabilities measured at amortized at cost, at market value, it would have recorded an additional loss, before income tax and social contribution, of approximately R$(8,844) on March 31, 2014 (R$(11,593) on December, 31 2013), as presented below:

	03/31/2014			12/31/2013
Financial liabilities	Book	Market	Difference	Book	Market	Difference
International financing (other currencies)	508,934	508,934	-	593,772	593,772	-
FINEP	86,437	86,437	-	86,415	86,415	-
BNDES/CCB	1,657,612	1,657,612	-	1,723,437	1,723,437	-
Bond 2017	279,039	287,883	(8,844)	279,032	290,625	(11,593)
Fiscal incentives	202,208	202,208	-	202,025	190,235	-
Finance leasing	20,090	20,090	-	21,164	21,164	-
Trade and other paylables	643,187	643,187	-	10,623,075	10,623,075	-
	3,397,507	3,406,351	(8,844)	13,528,920	13,528,723	(11,593)

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev S.A. and on the secondary market value of bonds as of March 31, 2014, being approximately 95.96% for Bond 2017 (96.88% on December 31, 2013).

(d) Derivate financial instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At March 31, 2014, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

i) Cash flow hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement. This occurs in the period of up to fourteen months from the balance sheet date in accordance with the Company’s Financial Risk Management Policy.

ii) Fair value hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance. The effective part of the hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

iv) Derivatives measured at fair value though profit or loss – operations contracted with the purpose of protect the Company against fluctuations on income statement, but do not meet the hedge accounting requirements set out in IAS 39 Financial Instruments: Recognition and Measurement. They refer to derivative instruments contracted in order to minimize the volatility of income tax and social contribution related to the foreign exchange gains/losses on loan agreements between the Company and its subsidiaries abroad. Such derivatives are measured at fair value with gains and losses recognized on an accrual basis within income tax expense, on income statement.

As of March 31, 2014 the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in the period, are detailed in the table below:

Risk factor	Financial instruments		03/31/2014
		Nocional(i)	Fair Value		Gains/(Losses)(iii)
			Asset	Liability
Foreign currency	Future contracts (ii)	4,543,603	10,528	(4,573)	(182,669)
Foreign currency	Option to acquire	226,300	31,600	-	(15,501)
Foreign currency	Non Deliverable Forwards	1,285,791	42,464	(6,442)	120,878
Foreign currency	Deliverable Forwards	604,911	29,480	-	19,529
Commodity	Future contracts (ii)	1,203,061	100,690	(40,730)	135,913
Commodity	Swaps	839,036	12,470	(64,248)	(17,199)
Cash flow hedge		8,702,702	227,232	(115,993)	60,951
Foreign currency	Future contracts (ii)	2,736,567	9,024	(5,686)	(133,206)
Foreign currency	Option to acquire	-	-	-	(20,349)
Foreign currency	Swaps	251,986	643	(6,358)	-
Foreign currency	Non Deliverable Forwards	(1,233,598)	10,145	-	(130,305)
Interest rates	Future contracts (ii)	(495,000)	241	(227)	(673)
Interest rates	Swaps	300,000	4,636	(18,696)	(46)
Fair value hedge		1,559,955	24,689	(30,967)	(284,579)
Foreign currency	Future contracts (ii)	(4,362,406)	2,001	(7,026)	208,812
Foreign currency	Swaps / Non Deliverable Forwards	899,744	34,202	-	35,200
Net Investment hedge		(3,462,662)	36,203	(7,026)	244,012
Foreign currency	Future contracts (ii)	39,476	7,648	(7,645)	(7,481)
Foreign currency	Swaps / Non Deliverable Forwards	(4,259,179)	293,267	(148,796)	69,390
Derivatives at fair value through profit or loss		(4,219,703)	300,915	(156,441)	61,909
Total Derivatives		2,580,292	589,039	(310,427)	82,293

Risk factor	Financial instruments		12/31/2013
		Nocional(i)	Fair Value		Gains/(Losses)(iii)
			Asset	Liability
Foreign currency	Future contracts (ii)	3,406,402	26,918	(694)	(49,756)
Foreign currency	Option to acquire	972,179	119,131	-	-
Foreign currency	Non Deliverable Forwards	1,081,099	96,164	(3,747)	35,761
Foreign currency	Deliverable Forwards	540,173	19,048	1,395	(318)
Commodity	Future contracts (ii)	1,051,513	14,033	(161,061)	(78,633)
Commodity	Swaps	903,724	15,186	(79,823)	(56,871)
Cash flow hedge		7,955,090	290,480	(243,930)	(149,817)
Foreign currency	Future contracts (ii)	2,958,378	33,909	(13,781)	(16,075)
Foreign currency	Swaps	251,986	643	(25,926)	(3,679)
Foreign currency	Non Deliverable Forwards	(1,276,967)	587	(45,950)	(9,804)
Interest rates	Future contracts (ii)	(350,000)	477	(646)	(14,089)
Interest rates	Swaps	300,000	-	(17,449)	(8,312)
Fair value hedge		1,883,397	35,616	(103,752)	(51,959)
Foreign currency	Future contracts (ii)	(4,141,365)	698	(31,010)	32,184
Foreign currency	Swaps / Non Deliverable Forwards	931,394	75,165	(34,545)	(62,786)
Net Investment hedge		(3,209,971)	75,863	(65,555)	(30,602)
Foreign currency	Future contracts (ii)	(52,591)	22,853	(23,543)	54,363
Foreign currency	Swaps / Non Deliverable Forwards	(4,206,697)	186,492	(541,279)	-
Derivatives at fair value through profit or loss		(4,259,288)	209,345	(564,822)	54,363
Total Derivatives		2,369,228	611,304	(978,059)	(178,015)

(i) The positive positions refer to long positions and the negative positions refer to short positions.

(ii) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with financial institutions.

(iii) The result of R$(60,951) (R$(149,817) as of March 31, 2013) related to cash flow hedge was recognized in equity (hedge reserves) as the result of net investment hedge in an amount of R$244,012 (R$(30,602) as of March 31, 2013) which was allocated as income (losses) on translation of subsidiaries operations as presented in Other comprehensive income.

The result of the fair value hedges of R$(284,579) (R$(51,969) as of March 31, 2013), as the result of derivatives measured at fair value though profit or loss, in the amount of R$61,909 (R$(54,363) as of March 31, 2013) were recognized in income statement.

As of March 31, 2014 the Notional and Fair Value amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Notional
		2014	2015	2016	2017	Total

Foreign currency	Future contracts (i)	4,543,603	-	-	-	4,543,603
Foreign currency	Option to acquire	226,300	-	-	-	226,300
Foreign currency	Non Deliverable Forwards	1,194,151	91,640	-	-	1,285,791
Foreign currency	Deliverable Forwards	416,584	188,327	-	-	604,911
Commodity	Future contracts (i)	939,195	263,866	-	-	1,203,061
Commodity	Swaps	570,651	268,385	-	-	839,036
Cash flow hedge		7,890,484	812,218	-	-	8,702,702
Foreign currency	Future contracts (i)	2,736,567	-	-	-	2,736,567
Foreign currency	Swaps	-	251,986	-	-	251,986
Foreign currency	Non Deliverable Forwards	(1,233,598)	-	-	-	(1,233,598)
Interest rates	Future contracts (i)	-	(240,000)	(255,000)	-	(495,000)
Interest rates	Swaps	-	-	-	300,000	300,000
Fair value hedge		1,502,969	11,986	(255,000)	300,000	1,559,955
Foreign currency	Future contracts (i)	(4,362,406)	-	-	-	(4,362,406)
Foreign currency	Non Deliverable Forwards	899,744	-	-	-	899,744
Net Investment hedge		(3,462,662)	-	-	-	(3,462,662)
Foreign currency	Future contracts (i)	39,476	-	-	-	39,476
Foreign currency	Swaps / Non Deliverable Forwards	(4,259,179)	-	-	-	(4,259,179)
Derivatives at fair value through profit or loss		(4,219,703)	-	-	-	(4,219,703)
Total Derivatives		1,711,088	824,204	(255,000)	300,000	2,580,292

(i)       The positive positions refer to long positions and the negative positions refer to short positions.

Purpose / Risk / Instruments		Fair Value
		2014	2015	2016	2017	>2017	Total

Foreign currency	Future contracts (i)	5,955	-	-	-	-	5,955
Foreign currency	Option to acquire	31,600	-	-	-	-	31,600
Foreign currency	Non Deliverable Forwards	37,620	(1,598)	-	-	-	36,022
Foreign currency	Deliverable Forwards	29,958	(478)	-	-	-	29,480
Commodity	Future contracts (i)	45,172	14,788	-	-	-	59,960
Commodity	Swaps	(47,935)	(3,843)	-	-	-	(51,778)
Cash flow hedge		102,370	8,869	-	-	-	111,239
Foreign currency	Future contracts (i)	3,338	-	-	-	-	3,338
Foreign currency	Swaps	643	(6,358)	-	-	-	(5,715)
Foreign currency	Non Deliverable Forwards	10,145	-	-	-	-	10,145
Interest rates	Future contracts (i)	-	(14)	28	-	-	14
Interest rates	Swaps	-	-	-	(18,696)	4,636	(14,060)
Fair value hedge		14,126	(6,372)	28	(18,696)	4,636	(6,278)
Foreign currency	Future contracts (i)	(5,025)	-	-	-	-	(5,025)
Foreign currency	Non Deliverable Forwards	34,202	-	-	-	-	34,202
Net Investment hedge		29,177	-	-	-	-	29,177
Foreign currency	Future contracts (i)	3	-	-	-	-	3
Foreign currency	Swaps / Non Deliverable Forwards	144,471	-	-	-	-	144,471
Derivatives at fair value through profit or loss		144,474	-	-	-	-	144,474
Total Derivatives		290,147	2,497	28	(18,696)	4,636	278,612

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact the Company’s future results, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on March 31, 2014.

2 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in the module.

3 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2014.

4 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on March 31, 2014.

Risk factor	Financial instruments	Base scenario	Probable scenario	Adverse scenario	Remote scenario
Foreign currency decrease	Future contracts	5,955	(360,280)	(1,129,946)	(2,265,846)
Foreign currency decrease	Option to acquire	31,600	(31,600)	-	-
Foreign currency decrease	Non Deliverable Forwards	36,022	(84,231)	(285,427)	(606,874)
Foreign currency decrease	Deliverable Forwards	29,480	(22,007)	(121,747)	(272,975)
Commodity decrease	Future contracts	59,960	(167,791)	(240,805)	(541,571)
Commodity decrease	Swaps	(51,778)	(84,299)	(261,538)	(471,297)
Cash flow hedge		111,239	(750,208)	(2,039,463)	(4,158,563)
Foreign currency decrease	Future contracts	3,338	(216,891)	(680,803)	(1,364,945)
Dollar decrease	Swaps	(5,715)	(19,972)	(68,711)	(131,708)
Dollar and Euro decrease	Non Deliverable Forwards	10,145	(97,817)	(298,255)	(606,654)
Increase in tax interest	Future contracts	14	-	(53)	(115)
Increase in tax interest	Swaps	(14,060)	(23,777)	(285,613)	(268,054)
Fair value hedge		(6,278)	(358,457)	(1,333,435)	(2,371,476)
Foreign currency increase	Future contracts	(5,025)	(345,749)	(1,095,627)	(2,186,228)
Foreign currency increase	Non Deliverable Forwards	34,202	(32,095)	(190,734)	(415,670)
Net Investment hedge		29,177	(377,844)	(1,286,361)	(2,601,898)
Foreign currency increase	Future contracts	3	(3,129)	(9,866)	(19,735)
Foreign currency increase	Swaps / Non Deliverable Forwards	144,471	(361,343)	(920,323)	(1,985,118)
Derivatives at fair value through profit or loss		144,474	(364,472)	(930,189)	(2,004,853)

Transaction	Risk	Base scenario	Probable scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Dollar and Euro decrease	50,122	(465,177)	(1,696,445)	(3,411,410)
Input purchase		(50,122)	465,177	1,696,445	3,411,410
Commodities hedge	Decrease on commodities price	59,960	(252,090)	(240,805)	(541,571)
Input purchase		(59,960)	252,090	240,805	541,571
Foreign exchange hedge	Dollar and Euro decrease	1,157	(32,941)	(102,213)	(205,583)
Capex purchase		(1,157)	32,941	102,213	205,583
Cash flow hedge		111,239	(750,208)	(2,039,463)	(4,158,564)
Operational purchase		(111,239)	750,208	2,039,463	4,158,564
Net effect		-	-	-	-

Foreign exchange hedge	Foreign currency increase	7,768	(334,680)	(1,047,769)	(2,103,307)
Net debt		(7,771)	322,051	949,173	1,906,115
Interest rate hedge	Increase in tax interest	(14,046)	(23,777)	(285,666)	(268,169)
Interest expense		14,047	23,777	285,666	268,169
Fair value hedge		(6,278)	(358,457)	(1,333,435)	(2,371,476)
Net debt and interest		6,276	345,828	1,234,839	2,174,284
Net effect		(2)	(12,629)	(98,596)	(197,192)

Investment hedge	Dollar increase	29,177	(377,844)	(1,286,361)	(2,601,898)
Fiscal expense		(29,174)	377,844	1,286,361	2,601,898
Net Investment hedge		29,177	(377,844)	(1,286,361)	(2,601,898)
Fiscal expense		(29,174)	377,844	1,286,361	2,601,898
Net effect		3	-	-	-

Foreign exchange hedge	Dollar increase	144,474	(364,472)	(930,189)	(2,004,853)
Fiscal expense		(144,474)	364,472	930,189	2,004,853
Derivatives at fair value through profit or loss		144,474	(364,472)	(930,189)	(2,004,853)
Fiscal expense		(144,474)	364,472	930,189	2,004,853
Net effect		-	-	-	-

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of March 31, 2014 the Company held R$728,091 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$647,847 on December 31, 2013).

Offsetting financial assets and liabilities

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	03/31/2014
	Amounts offset			Amounts not offset
	Assets	Liabilities	Net amounts presented	Financial instruments	Cash collateral	Net
Derivatives assets	521,433	-	521,433	(236,528)	-	284,906
Derivatives liabilities	-	(299,617)	(299,613)	236,528	47,767	(15,318)
Total Derivatives	521,433	(299,617)	221,820	-	47,767	269,588

	12/31/2013
	Amounts offset			Amounts not offset
	Assets	Liabilities	Net amounts presented	Financial instruments	Cash collateral	Net
Derivatives assets	611,304	-	611,304	(314,782)	-	296,522
Derivatives liabilities	-	(978,059)	(978,059)	314,782	49,443	(613,834)
Total Derivatives	611,304	(978,059)	(366,755)	-	49,443	(317,312)

For the financial assets and liabilities subject to enforceable master netting agreements or similar agreements above, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such election, financial assets and liabilities will be settled on a gross basis, however, each party to the master net agreement will have the option to settle all such amounts on a net basis in the event of default of the other part.

20. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	03/31/2014	12/31/2013
Collateral given for own liabilities	1,299,627	1,193,932
Other commitments	421,188	447,246
	1,720,815	1,641,178

Commitments with suppliers	11,644,684	11,918,718
Commitments - Bond 2017	300,000	300,000
	11,944,684	12,218,718

As of March 31, 2014 the collateral provided for liabilities totaled approximately R$1,299,627, including R$571,536 of cash guarantees. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev S.A. maintained as at March 31, 2014, R$728,091 in highly liquid financial investments or in cash (Note 19).

Most of the balance relates to commitments with suppliers of packaging.

The Ambev S.A. is guarantor of the Bond 2017.

Future contractual commitments as of March 31, 2014 and December 31, 2013 are as follows:

	03/31/2014	12/31/2013
Less than 1 year	2,963,025	3,438,320
Between 1 and 2 years	2,388,221	2,379,406
More than 2 years	6,593,438	6,400,992
	11,944,684	12,218,718

21. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 11).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	03/31/2014	12/31/2013

PIS and COFINS	320,312	363,919
ICMS and IPI	4,322,933	3,807,350
IRPJ and CSLL	10,929,269	10,196,153
Labor	127,862	135,736
Civil	216,427	161,613
Others	1,479,986	1,386,559
	17,396,789	16,051,330

New lawsuits with a likelihood of possible loss

On March 4, 2014, the Company received two tax assessments related to Income Tax in the amount of R$484,809 and R$121,470, respectively. The object of these tax assessments is the disallowance of the income tax paid by overseas subsidiaries of the Company. The payments overseas were considered for the composition of a credit in Brazil regarding the year of 2009, as the legislation authorizes it, and after were the subject of compensation for payment of other federal taxes.

The Company filed a defense for the two cases and is awaiting decision.

Furthermore, there were no changes in the other main processes with possible likelihood of loss classification as of March 31, 2014, compared to those presented in the financial statements as of December 31, 2013.

Contingent assets

According to IAS 37, contingent assets are not recorded, except when there are real guarantees or favorable legal decisions.

22. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Board’s Meeting any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, management members are entitled to participate in Stock Option Plan (Note 18).

Total expenses related to the Company’s management members in key functions are as follows:

	03/31/2014	03/31/2013

Short-term benefits (i)	15,040	5,139
Share-based payments (ii)	14,122	8,678
Total key management remuneration	29,162	13,817

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan (Note 18) and the stock option plans, the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Zerrenner is one of Ambev S.A.’s shareholders, and at March 31, 2014 held 9.61% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev S.A.’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On March 31, 2014 and December 31, 2013, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at that date. Ambev S.A. recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$46,181  in the period ended March 31, 2014 (R$39,770 as of March 31, 2013), of which R$41,121  (R$35,150  as of March 31, 2013) related to active employees and R$5,060  (R$4,619 as of March 31, 2013) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil S.A. by the Company in 2005, the Company benefits, each year, from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. The balance of the special goodwill reserve as of March 31, 2014 was R$313,872  (R$313,872 as of December 31, 2013) which may be used for future capital increases.

c) Leasing – Ambev S.A. head office

Ambev S.A. has a leasing agreement of two commercial sets with Fundação Zerrenner, which is under negotiation between the parties, to determine the trade terms to be applied until the end of the contract on January 31, 2018.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil, Canada, Argentina, and other countries and, by means of a license granted to ABI, it also distributes Brahma’s product in parts of Europe, Asia and Africa. The amount recorded was R$300 (R$3,653 as of March 31, 2013) and R$56,466 (R$47,468 as of March 31, 2013) as licensing income and expense, respectively.

On October 29, 2013, the Company entered into an agreement with the company B2W - Companhia Digital S.A. to manage the platform of e-commerce company named “Partner Ambev”. The contract is for 2 years, and the object of it is to trade Ambev S.A. products through websites. Both parties have the same equity holders.

23. EVENTS AFTER THE BALANCE SHEET DATE

In the EGM held on April 28, 2014, shareholders approved by majority vote, a capital increase, for private subscription, in the minimum amount of R$218,277, upon the issuance of 13,566,018 shares and the maximum amount of R$352,685, upon the issuance of 21,919,490 shares, with no par value. The minimum amount of this capital increase corresponds to the amount necessary for the capitalization, by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser -Busch InBev N.V./S.A. (“ABI’s Subsidiaries”), of 70% of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve for the 2013 Fiscal Year, pursuant to Article 7 of CVM Ruling N. 319/99. The issuance price is of R$16.09 per share, which correspond to the closing price at the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) on January 31, 2014, when the abovementioned tax benefit was earned, as set forth in Article 170, first paragraph, item III, of Law No. 6,404/76.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer